SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _________

Commission file number 33-40568

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALARIS Medical Systems Retirement Investment Plan (formerly Advanced Medical, Inc./IMED Corporation Savings Plan)
Full Name of Registrant

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALARIS Medical, Inc.
10221 Wateridge Circle
San Diego, CA 92121

ALARIS MEDICAL SYSTEMS
RETIREMENT INVESTMENT PLAN

Table of Contents

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

ALARIS MEDICAL SYSTEMS
RETIREMENT INVESTMENT PLAN
Statement of Net Assets Available for Benefits

		As of December 31, 2001		2000
Investments, at fair value				
Registered investment companies:				
American Funds EuroPacific Growth Fund		$ 2,695,000		$ 3,327,125
T. Rowe Price Equity Income Fund	*	8,538,404	*	8,353,980
Vanguard 500 Index Fund	*	13,118,357	*	15,628,606
Vanguard Prime Money Market Fund		704,844		-
Vanguard PRIMECAP Fund	*	20,792,517	*	26,021,108
Vanguard Total Bond Market Index Fund		1,156,873		394,876
Vanguard U.S. Growth Fund	*	8,010,923	*	12,805,241
		55,016,918		66,530,936
Vanguard Retirement Savings Trust	*	13,615,175	*	12,683,779
Alaris Medical Stock Fund		4,590,621		505,382
Eli Lilly Stock Fund	*	28,996,950	*	38,022,467
Participant Loans		1,608,963		1,979,942
Net assets available for benefits		$ 103,828,627		$ 119,722,506

* Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of the financial statements.

ALARIS MEDICAL SYSTEMS
RETIREMENT INVESTMENT PLAN
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001	Year Ended December 31, 2000
Additions		
Investment income:		
Interest and dividend income, investments	$ 2,306,510	$ 7,357,463
Interest income, participant loans	151,705	194,769
Net (depreciation) in fair value of investments	(12,092,367)	(615,980)
	(9,634,152)	6,936,252
Contributions:		
Employer	1,558,648	1,836,059
Participant	4,200,056	5,083,229
	5,758,704	6,919,288
Other additions	-	615
Total additions	(3,875,448)	13,856,155
Deductions		
Payment of benefits	12,011,404	12,277,055
Administrative expenses	7,027	25,388
Total deductions	12,018,431	12,302,443
Net increase/(decrease)	(15,893,879)	1,553,712
Net assets available for plan benefits:		
Beginning of year	119,722,506	118,168,794
End of year	$ 103,828,627	$ 119,722,506

The accompanying notes are an integral part of the financial statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Participants and Administrator of
ALARIS Medical Systems Retirement Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of ALARIS Medical Systems Retirement Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 21, 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the ALARIS Medical Systems Retirement Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to provide eligible employees with additional security for their retirement. The Plan covers substantially all eligible employees of ALARIS Medical Systems, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). An Administrative Committee consisting of four persons, appointed by the Company, has the authority to interpret the Plan and to resolve all questions arising in connection with the interpretation, application and administration of the Plan. Vanguard Fiduciary Trust Company ("VFTC") serves as the Plan's trustee.

Effective February 9, 2001, the Alaris Medical Stock Fund was closed except for exchanges out and termination distributions. Vanguard Prime Money Market Fund was added on February 9, 2001 as a new investment option in the Plan.

Contributions

Participants may make tax deferred contributions to the Plan of up to 16% (up to 20% effective in 2002) of their eligible compensation, subject to the maximum permitted under Federal Law ($10,500 for 2001 and 2000). Participants may also contribute amounts representing distributions from other defined benefit or defined contribution plans.

The Company makes matching contributions each pay period equal to 50% of the first 8% of eligible compensation contributed. The Company also may make discretionary profit sharing contributions. There were no discretionary profit sharing contributions in 2001 or 2000.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses, if any. Plan earnings, which are not taxable to the participant under federal and state tax laws until withdrawn, are allocated on the basis of the participants' account balances in the various investment alternatives.

Vesting

All participant contributions and related earnings credited to the participants' accounts are fully vested and non-forfeitable. Company contributions and related earnings become 100% vested after one year of service with the Company.

Participant Loans

Plan participants may borrow up to 50% of their vested account balance, subject to a minimum of $1,000 and a maximum of $50,000. The loans are collateralized by the participants' account balances. The loans bear interest at a rate of Prime +1, determined on a quarterly basis and established when the loan is made. Interest rates range from 6.5% to 10.5% at December 31, 2001. Participants may have only one loan outstanding at a time.

Loan repayments are made via payroll deductions over a maximum of 5 years, except for loans used to purchase a principal residence, which are repaid over a maximum of 10 years.

Payment of Benefits

Upon retirement, disability, death or termination of employment, a participant is entitled to 100% of his/her vested account balance, reduced by any participant loan outstanding. Participant accounts with balances up to $5,000 are settled with lump-sum distributions. Participants with a balance greater than $5,000 may elect a distribution, rollover, or to leave their balances in the Plan. Amounts left on deposit with the Plan and the earnings thereon are not forfeitable.

Participants also have an option to take hardship or non-hardship withdrawals, subject to Plan provisions.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions or pay administrative expenses. Forfeitures used were $3,977 and $22,388 in 2001 and 2000, respectively. At December 31, 2001 and December 30, 2000, forfeited non-vested accounts totaled $25,768 and $28,282, respectively.

Plan Termination

The Company may terminate the Plan for any reason at any time subject to the provisions of ERISA. In the event of termination, all participants will become 100% vested.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The ALARIS Medical Stock Fund and Eli Lilly Stock Fund are valued at their year-end unit closing prices (comprised of year-end market price plus uninvested cash position). As of December 31, 2001, the ALARIS Medical Stock Fund had 816,837 units at $5.62 per unit and the Eli Lilly Stock Fund had 2,572,933 units at $11.27 per unit. As of December 31, 2000, the ALARIS Medical Stock Fund had 871,349 units at $.58 per unit and the Eli Lilly Stock Fund had 2,848,125 units at $13.35 per unit.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	For the Year Ended 2001	2000
Registered Investment Companies	$ (10,627,963)	$ (9,934,388)
Common Stock	(1,464,404)	9,318,408
Net (depreciation) in fair value of investments	$ (12,092,367)	$ (615,980)

All investments are participant directed.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for Plan assets. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 5 - PLAN EXPENSES

Generally, the Plan's administrative expenses, including trustee, accounting and legal fees, are paid by the Company. Annual loan fees are deducted from the accounts of participants with loan balances.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated May 30, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

ALARIS MEDICAL SYSTEMS
RETIREMENT INVESTMENT PLAN
Schedule of Assets (Held at End of Year)
As of December 31, 2001

Schedule I

Alaris Medical Systems Retirement Investment Plan, EIN 13-3800335

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type		Current Value
*	American Funds EuroPacific Growth Fund	Registered Investment Company	$	2,695,000
*	T. Rowe Price Equity Income Fund	Registered Investment Company		8,538,404
*	Vanguard 500 Index Fund	Registered Investment Company		13,118,357
*	Vanguard Prime Money Market Fund	Registered Investment Company		704,844
*	Vanguard PRIMECAP Fund	Registered Investment Company		20,792,517
*	Vanguard Total Bond Market Index Fund	Registered Investment Company		1,156,873
*	Vanguard U.S. Growth Fund	Registered Investment Company		8,010,923
*	Vanguard Retirement Savings Trust Fund	Common/Collective Trust		13,615,175
*	Alaris Medical Systems Inc.	Common Stock		4,590,621
*	Eli Lilly & Co.	Common Stock		28,996,950
*	Alaris Medical Systems Retirement Investment Plan	Participant Loans (6.50% - 10.5%)		1,608,963
	Total Assets (Held at End of Year)		$	103,828,627

* Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALARIS Medical Systems
Retirement Investment Plan

By: ALARIS Medical Systems
(plan administrator)

DATE 6/28/02

By: Robert Mathews
Robert Mathews
Vice President, Finance

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40568) of ALARIS Medical Systems, Inc. of our report dated June 21, 2002 relating to the financial statements of ALARIS Medical Systems Retirement Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 24, 2002